SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 26, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑           Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐           No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

SIGNATURES

 Explanatory Note
This Report on Form 6-K contains a press release of Qimonda AG dated February 25, 2008 on the technology roadmap down to the 30nm generation and featuring cell sizes of 4F2.
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

News Release — Presseinformation
Qimonda Announces Technology Breakthrough with DRAM Roadmap to 30nm Generation
Step-change technology to significantly improve productivity
Munich, February 25, 2008 – Qimonda AG (NYSE:QI), a leading global memory supplier, today announced its technology roadmap down to the 30nm generation and featuring cell sizes of 4F2. Qimonda’s innovative Buried Wordline DRAM technology combines high performance, low power consumption and small chip sizes to further advance the company’s diversified product portfolio. Qimonda is introducing this leading edge technology now in 65nm and plans to begin production of a 1 Gbit DDR2 in the second half of calendar 2008.
“This new technology has the potential to deliver improvements in our productivity and cost per bit that are unprecedented in our company’s history,” said Kin Wah Loh, President and CEO of Qimonda AG. “We are the first in the industry to unveil a DRAM technology roadmap down to the 30nm generation, enabling cell sizes as small as 4F2. The introduction is the result of our continuous innovation as a leader in the development of memory products. This step also opens up further partnering opportunities.”
Qimonda targets to start mass production of 46nm Buried Wordline DRAM technology in the second half of 2009. This node will offer more than twice the bits per wafer over the company’s 58nm trench technology. The company expects an additional one-time investment of approximately Euro 100 million in total during financial years 2009 and
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 3 February 25, 2008
2010 to convert its existing in-house trench capacities to the Buried Wordline technology, which it expects to finance from its cash flows. This relatively low level of additional investment is possible by leveraging a combination of Qimonda’s Buried Wordline and lean manufacturing process with a mainstream stack capacitor.
Conference Call
The company will host a conference call today at 5:00pm EST, 2:00pm PST, 10:00pm GMT, and 11:00pm CET. The web cast and slide presentation will be available at www.qimonda.com. A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 719 457 0820 (US), pass code: 7140634#, until February 28, 2008.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in its financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 3 February 25, 2008
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: February 26, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board